UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

JUNE 29, 2010

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

28 June 2010

Novo Nordisk A/S – Share repurchase programme

On 27 April 2010 Novo Nordisk initiated its share repurchase programme in accordance with the provisions of the European Commission’s regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount up to DKK 2.5 billion in the period from 27 April 2010 to 3 August 2010.

Since the announcement as of 21 June 2010, the following transactions have been made under the programme:

	Number of shares	Average purchase price	Transaction value, DKK
Accumulated, last announcement	2,750,000		1,290,472,142

21 June 2010	65,000	513.7300	33,392,450
22 June 2010	82,000	510.6491	41,873,226
23 June 2010	65,000	506.7100	32,936,150
24 June 2010	65,000	504.5600	32,796,400
25 June 2010	65,000	501.6300	32,605,950
Accumulated under the programme	3,092,000		1,464,076,318

With the transactions stated above, Novo Nordisk owns a total of 37,836,872 treasury shares, corresponding to 6.1% of the share capital. The total amount of shares in the company is 620,000,000 including treasury shares.

Company Announcement no 33 / 2010				Page 1 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

Novo Nordisk is a global healthcare company with 87 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 29,650 employees in 76 countries, and markets its products in 179 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information:

Media:	Investors:

Mette Kruse Danielsen Tel: (+45) 4442 3883 mkd@novonordisk.com	Klaus Bülow Davidsen Tel: (+45) 4442 3176 klda@novonordisk.com

Kasper Roseeuw Poulsen Tel: (+45) 4442 4471 krop@novonordisk.com

In North America: Sean Clements Tel: (+1) 609 514 8316 secl@novonordisk.com	In North America: Hans Rommer Tel: (+1) 609 919 7937 hrmm@novonordisk.com

Company Announcement no 33 / 2010				Page 2 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: June 29, 2010	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer